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March 22, 2005


VIA EDGAR

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Dominic Minore, Esq.

         Re:      Pioneer Floating Rate Trust (the "Fund")
                  Registration Statement on Form N-2
                  Registration Numbers 333-121930; 811-21654

Dear Mr. Minore:

         As requested, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the Underwriters, hereby represents to the Commission, on behalf of the Underwriters, that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the section entitled Prospectus Summary -- Special Risks Considerations -- Securities and Exchange Commission Inquiries, the section entitled Risk Factors -- Risks of Investment in AMPS -- Securities and Exchange Commission Inquiries and the fifth paragraph under the heading Underwriting, of the registration statement and represents that we will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        Merrill Lynch, Pierce, Fenner & Smith
                                                          Incorporated

                                        By: /s/ James Brewer
                                            ---------------------------------
                                                 Name: James Brewer
                                                 Title:   Director